

Mail Stop 4561

October 29, 2015

Sam Yagan
Chief Executive Officer
Match Group, Inc.
8300 Douglas Avenue, Suite 800
Dallas, TX 75225

> **Re: Match Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 16, 2015**
> **File No. 333-207472**

Dear Mr. Yagan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 9, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus summary

Business

Who we are, page 1

1.   We note your response to prior comment 1. Please tell us why you now use the term "survey" to refer to the Research Now data instead of the term "study," which you used in the September 25, 2015 submission and the response to comment 5. To the extent that these third-party reports were commissioned by you, it is unclear why you are not required to file a consent where you attribute the statements to Research Now and AppAnnie. In addition, state directly, where appropriate, that both the AppAnnie and Research Now reports were commissioned by you.

Unaudited pro forma combined financial statements

Unaudited pro forma combined balance sheet, page 47

2.	Please revise footnote (b) on page 51 and elsewhere to clarify the nature of the cash contribution. Also provide clarifying disclosure wherever you disclose the number of share outstanding, such as on page 8. Finally, tell us what consideration you gave to disclosing this transaction in your related party disclosures beginning on page 121. Refer to Item 404 of Regulation S-K.

Exhibit index, page II-6

3.	We note that you did not file a copy of your credit agreement entered into on October 7, 2015. Please tell us why you do not believe that this agreement is material and therefore not required to be filed under Item 601(b) of Regulation S-K.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz